January 3, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Gary Newberry

cc:	Kevin Kuhar

Re:	Semiconductor Manufacturing International Corporation
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 27, 2018
File No. 1-31994

Gentlemen:

Semiconductor Manufacturing International Corporation (the “Company”) hereby submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 21, 2018 (the "Comment Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and filed with the Commission on April 27, 2018. In this letter, the Company has recited the comments from the Staff in italicized, bold type and has followed the comments with the response. The numbered paragraph below corresponds to the numbered paragraph of the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2017

Board of Directors

Liang Mong Song, Co-Chief Executive Officer, Executive Director, page 75

1.

We note that you had two co-chief executive officers at December 31, 2017 but only provided Exhibit 12 and Exhibit 13 certifications from one principal executive officer. Tell us how you considered the requirement of Exchange Act Rules 13(a)-14 and 15(d)-14 that each principal executive and principal financial officer of the issuer, or persons performing similar functions, at the time of filing of the report must sign a certification. Alternatively, please file a full amendment to your Form 20-F to include the required certifications. Also, refer to our guidance in Question 161.07 of the Compliance and Disclosure Interpretations on Exchange Act Rules.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that the Company intends to file certifications duly executed by both of its Co-Chief Executive Officers when it amends the Form 20-F as described in Comment 2, and in future reports requiring such certifications.

2.

Similarly, your disclosures in Item 15 - Controls and Procedures appear to indicate that only one co-chief executive officer participated in the evaluation of, and concluded on the effectiveness of, your disclosure controls and procedures and your internal control over financial reporting at December 31, 2017. Tell us how this is consistent with the requirements of Exchange Act Rules 13(a)-15(c) and 15(d)-15(c) which call for the participation of the issuer's principal executive and principal financial officers, or persons performing similar functions. Alternatively, please revise the disclosures as appropriate in an amendment to your Form 20-F.

Response: In response to the Staff's comment, the Company respectfully submits that the Company plans to file an amended annual report on Form 20-F, which would revise Item 15 as shown below and update the exhibit list in Item 19.

The Company also respectfully advises the Staff that, while only Dr. Zhao HaiJun, one of the Company's Co-Chief Executive Officers, signed the requisite certifications for the Form 20-F filed on April 27, 2018 (the "Original Form 20-F"), the effectiveness of the Company's disclosure controls and procedures and its internal control over financial reporting at December 31, 2017, was thoroughly evaluated by Dr. Zhao who signed the certification, as well as by the Company’s Chief Financial Officer with the involvement of all members of senior management. Dr. Zhao was intimately familiar with the Company's disclosure controls and procedures, internal control over financial reporting and the general affairs of the Company. While only Dr. Zhao signed the certifications, this was done purely out of administrative convenience, and Dr. Liang Mong Song, the other Co-Chief Executive Officer, was involved in and fully aware of the subject matter. Dr. Liang was satisfied with the effectiveness of the Company's disclosure controls and procedures and its internal control over financial reporting. The Company therefore respectfully submits that the Company's disclosure controls and procedures and its internal control over financial reporting were thoroughly evaluated and appropriately determined to be effective.

Item 15.     Controls and Procedures

Disclosure Controls and Procedures

Our Co-Chief Executive ~~Officer~~Officers and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) of the Exchange Act) as of December 31, 2017. Based on that evaluation, our Co-Chief Executive ~~Officer~~Officers and our Chief Financial Officer concluded that our disclosure controls and procedures were effective and designed to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules, regulations and forms and to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

Report by Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management has concluded that the internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F‑2 and F‑3 of this Form 20‑F.

Changes in Internal Control Over Financial Reporting

There were no changes in the design in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

These are the only revisions the Company believes are necessary to the Original Form 20-F, other than updates to the exhibit index. While only Dr. Zhao, one of the Company's Co-Chief Executive Officers, signed the certifications associated with the Original Form 20-F, as explained in Response 2 above, this was done purely out of administrative convenience, and both Co-Chief Executive Officers participated in the evaluation and conclusion of the effectiveness of the Company's disclosure and other internal controls.

* * * * * * *

In addition, pursuant to the Staff’s request, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please direct your questions or comments regarding the Company’s responses to the undersigned at Yonggang_Gao@smics.com or via facsimile at (+852) 2537 8206.

Please also feel free to contact our legal counsel, James Chang, at james.chang@dlapiper.com/ +86 10 8520 0608 or via facsimile at +86 10 8520 0700, or Christina Loh, at Christina.Loh@dlapiper.com/ +852 2103 0783 or via facsimile at +852 2810 1345. Thank you for your assistance.

Very truly yours,

/s/ Gao Yonggang
Gao Yonggang
Chief Financial Officer

Semiconductor Manufacturing International Corporation

cc:	Wei Liu

James Chang

Christina Loh

DLA Piper